Exhibit 99.1

Bona Film Group to Hold Extraordinary General Meeting on February 13, 2015

BEIJING — January 20, 2015 — Bona Film Group Limited (“Bona” or the “Company”) (NASDAQ: BONA), a leading film distributor and vertically integrated film company in China, today announced that it will hold an extraordinary general meeting of shareholders of the Company at 11:30 a.m. Beijing time on February 13, 2015 at the Company’s offices: 18/F, Tower 1, U-town Office Building, No. 1 San Feng Bei Li, Chaoyang District, Beijing 100020, People’s Republic of China.

Holders of record of ordinary shares of the Company at the close of business on January 20, 2015 are entitled to notice of, and to vote at, the extraordinary general meeting or any adjournment or postponement thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, Deutsche Bank Trust Company Americas.

The resolution sought to be approved at the extraordinary general meeting is an approval and an amendment to the Company’s 2010 Stock Incentive Plan to increase the number of ordinary shares that may be issued pursuant to that plan from 6,280,469 shares to 8,550,885 shares. The notice of the extraordinary general meeting, which sets forth the more detailed information regarding the resolution, is available on the Investor Relations section of the Company’s website at http://ir.bonafilm.cn.

About Bona Film Group Limited

Bona Film Group Limited (Nasdaq: BONA) is a leading film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Greater China, Korea, Southeast Asia, the United States and Europe, invests and produces movies in a variety of genres, owns and operates twenty-two movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

To be added to Bona’s email list to receive Company news, please send your request to bona@tpg-ir.com.

The Bona Film Group Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=15750

Contact Us

In China:	In the U.S.:
Peng Li	The Piacente Group, Inc.
Bona Film Group Limited	Investor Relations
Tel: +86-10-5631-0700-398	Don Markley
Email: ir@bonafilm.cn	Tel: (212) 481-2050
Email: bona@tpg-ir.com